[PILLSBURY WINTHROP SHAW PITTMAN LLP LETTERHEAD]

By EDGAR and Hand Delivery
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Mail Stop 3561
Attn: John Reynolds, Assistant Director

August 7, 2006

  RE:
  Restaurant Acquisition Partners, Inc.
  Amendment No. 4 to Registration Statement on
  Form S-1 File No. 333-129316

Dear Mr. Reynolds:

        Restaurant Acquisition Partners, Inc., a Delaware corporation (the "Company"), is filing today by EDGAR Amendment No. 4 ("Amendment No. 4") to the above-referenced Registration Statement on Form S-1 (the "Registration Statement"), including the exhibits indicated therein. We are providing to you for the Staff's reference four copies of Amendment No. 4 and the exhibits filed therewith, three copies of which have been marked to show the changes from the Registration Statement as filed by EDGAR on June 30, 2006.

        On behalf of the Company, this letter responds to the comments of the Division of Corporation Finance of the Securities and Exchange Commission concerning the Registration Statement, as set forth in the letter dated August 1, 2006 (the "Comment Letter") addressed to Christopher Thomas of the Company. For convenience, we have repeated your comments and we have provided the response of the Company in bold.

Prospectus Summary

1.
On page 4 you disclose that the purchase price of the insider warrants was determined "based on prevailing prices paid by management of comparable blank check companies..." Please advise us of which companies you are referring to and provide a copy of your analysis. If the price was more "arbitrary" in nature, please so state.

  The Board of Directors of the Company based the purchase price for the insider warrants on the comparable pricing in the the Harbor Acquisition Corp. transaction.

2.
We note your disclosure on page 7 that several provisions of your amended and restated certificate of incorporation can be amended with the affirmative vote of greater than 75% of your stockholders. Please disclose whether your existing shareholders have agreed to vote against any such amendment.

  The Company has made the suggested revision.

3.
Please reconcile your disclosure on page 7 that you "intend to dissolve and promptly distribute" the funds held in the trust with your page 8 disclosure that you cannot provide a specific timeframe for the distribution. (Emphasis added).

  The Company has revised the latter disclosure to clarify the Company's intention to promptly effect the distribution.

Risk Factors, page 12

4.
Please revise your third risk factor to identify the categories of vendors you will likely use in connection with your business combination.

  The Company has made the suggested revision.

5.
We note that the company has added disclosures on page 15 partially addressing EITF 00-19. Please clarify what obligations, if any, the company will have to the investor if it fails to register the warrants in the event that it (a) uses its best efforts; or (b) fails to use its best efforts. In addition, to the extent that you will not be registering your securities in every (any) state, please add disclosure concerning the specific states in which you will not be obligated to issue shares pursuant to a warrant exercise.

  The Company has made the suggested revision.

6.
Please include a risk factor discussing the warrant redemption provisions and the impact warrant redemption would have on investors. In addition, specifically address whether the company could redeem the warrants while a prospectus is not current and the warrants are not exercisable.

  The Company has made the suggested revisions.

7.
We note that in your risk factor on page 15 you indicate that your warrants may not be exercisable into shares of common stock if a registration statement covering the warrant exercise is not in effect at the time. However, it would appear that the warrants which were privately placed to company insiders would continue to be exercisable into restricted securities despite the fact that the public shareholders are unable to exercise their warrants. Please add additional disclosure, including risk factor disclosure, addressing the different rights associated with the publicly held warrants as compared to the privately placed warrants and the warrants issued to the underwriters. This discussion should include any warrants included in the units sold in the private placement.

  Section 3.3.2 of the Warrant Agreement provides that the holders are not entitled to exercise the warrants if the a registration statement with respect to the shares underlying the warrants is not effective. The insiders hereby advise the Staff that they intend that this provision would prevent them from exercising their insider warrants into restricted securities at any time the public stockholders are unable to exercise their warrants because of the absence of an effective registration statement. Accordingly, the Company respectively submits that the additional disclosure requested is inappropriate.

8.
Please clarify the text of the first sentence in the risk factor "Certain provisions of our certificate..." on page 26 as it appears inconsistent with the remainder of the risk factor. In addition, please revise the heading to clearly state the risk to investors associated with being unable to alter these provisions.

  The Company has made the suggested revision.

9.
Please provide a risk factor to discuss the company's ability to redeem the warrants pursuant to section 6.1 of the warrant agreement. The risk factor should specifically address the fact the company could redeem the warrants while a prospectus is not current and the warrants are not exercisable.

  The Company has added made the suggested revision.

Proposed Business, page 41

10.
In the paragraph following the "Certificate of Incorporation" heading you state that management does not "intend" to take any action to modify or waive certain provisions contained in Article Fifth of your Certificate of Incorporation. One plausible reading of this statement is that it speaks as to their intent as of the current date only—which is to say that management may change its mind. Please advise whether this should read "will not" and, if necessary, revise.

  The Company hereby advises that staff that the referenced language should read "will not" and has made the suggested revision.

Plan of dissolution and liquidation if no business combination, page 50

11.
We note your statement that "based on information we have obtained from Messrs. Thomas, Creed and Culp, we currently believe that such persons are of substantial means and capable of funding a shortfall in our trust account even though we have not asked them to reserve for such an eventuality." We also note your statement, in the risk factor If third parties bring claims against us, the proceeds held in trust could be reduced... on page 12, that "we have not taken any steps to ensure that Messrs. Thomas, Creed and Culp have sufficient funds to satisfy their obligations in respect of ensuring that the trust account is not depleted and, as a result, they may not be able to satisfy those obligations." Please revise to reconcile your statements.

  The Company has made the suggested revision to the disclosure on page 50.

Financial Statements

Note B—Summary of Significant Accounting Policies, page F-8

12.
Please expand the discussion of your fiscal year to disclose the length of each of your fiscal quarters and the dates each of the 2006 quarters end.

  The Company has made the suggested revision.

Note C—Proposed Offering, page F-9

13.
Please tell us how you have considered the guidance in EITF 00-19, discussed in our prior comment 23, in your proposed accounting for the underwriter purchase option and your determination of whether the instrument meets the scope exception in paragraph 11(a) of SFAS 133. We note you have amended the unit purchase option with additional disclosure regarding the warrants. However, the unit purchase option does not specify the circumstances under which net cash settlement of the UPO is permitted or required and does not specify how the UPO contract would be settled in the event the company is unable to deliver registered units. Please explain to us how you have considered this in evaluating the classification of the unit purchase option under the guidance in paragraph 17 of EITF 00-19.

  The Company has further amended the underwriters purchase option to specify that there will be no net cash settlement of the option or the underlying warrants. As such, the Company believes that the option meets the scope exception under paragraph 11(a) of SFAS 133.

14.
Please expand Note C to disclose the revised terms of the warrant and unit purchase option agreements.

  The Company has made the suggested revision.

        You may contact the undersigned at (212) 858-1143 or Jessica Habib of this office at (212) 858-1480 if you have questions regarding the foregoing responses.

                      Sincerely,

                      /s/ Ronald A. Fleming, Jr.

                      Ronald A. Fleming, Jr.

cc:
Jay Williamson, Securities and Exchange Commission
Maureen Bauer, Securities and Exchange Commission
Christopher R. Thomas, Restaurant Acquisition Partners
Morris C. Brown, Esq., Greenberg Traurig, P.A.
Jessica E. Habib, Esq.